UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          SUNESIS PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    867328502
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  APRIL 3, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867328502

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Adam Benowitz

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF SHARES              5.  SOLE VOTING POWER                            0
BENEFICIALLY OWNED BY EACH    6.  SHARED VOTING POWER                  1,999,000
REPORTING PERSON WITH:        7.  SOLE DISPOSITIVE POWER                       0
                              8.  SHARED DISPOSITIVE POWER             1,999,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,999,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      5.5%

12.   Type of Reporting Person (See Instructions)

      IN

CUSIP No. 867328502

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Vision Capital Advisors, LLC

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES              5.  SOLE VOTING POWER                            0
BENEFICIALLY OWNED BY EACH    6.  SHARED VOTING POWER                  1,999,000
REPORTING PERSON WITH:        7.  SOLE DISPOSITIVE POWER                       0
                              8.  SHARED DISPOSITIVE POWER             1,999,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,999,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      5.5%

12.   Type of Reporting Person (See Instructions)

      IA

CUSIP No. 867328502

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Vision Opportunity Master Fund, Ltd.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Cayman Islands

NUMBER OF SHARES              5.  SOLE VOTING POWER                            0
BENEFICIALLY OWNED BY EACH    6.  SHARED VOTING POWER                  1,999,000
REPORTING PERSON WITH:        7.  SOLE DISPOSITIVE POWER                       0
                              8.  SHARED DISPOSITIVE POWER             1,999,000

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,999,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      5.5%

12.   Type of Reporting Person (See Instructions)

      CO

                                EXPLANATORY NOTE

This Statement on Schedule 13G (this "Statement") amends and restates in its entirety the Schedule 13G filed by the Filers (as defined below) on April 7, 2009 (the "Original Schedule 13G"), having an event date of April 3, 2009 (the "Original Event Date"). This Statement is being filed to make certain corrections to the Original Schedule 13G and reports corrected information as of the Original Event Date. Specifically, in the Original Schedule 13G, the Filers incorrectly reported in their beneficial ownership Common Stock underlying Series A Preferred Stock of the Issuer, which was unable to be converted into Common Stock within sixty (60) days from the Original Event Date. Furthermore, in determining the total number of shares of Common Stock outstanding as of the Original Event Date, the Filers incorrectly included the shares of Common Stock into which all outstanding shares of Series A Preferred Stock was convertible.

ITEM 1.

(a)   The name of the issuer is Sunesis Pharmaceuticals, Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at 395 Oyster Point Boulevard, Suite 400, South San Francisco, California 94080.

ITEM 2.

(a) This Statement is being filed by: (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Fund"), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (the "Investment Manager"), which serves as the investment manager of the Fund, and (iii) Adam Benowitz, the managing member of the Investment Manager and a Director of the Fund (all of the foregoing, collectively, the "Reporting Persons"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Reporting Person disclaims beneficial ownership with respect to any shares other than those owned directly by such Reporting Person.

(b)   The principal business office of the Fund is:

      c/o Citi Hedge Fund Services (Cayman) Limited
      P.O. Box 1748
      Cayman Corporate Centre
      27 Hospital Road, 5th Floor
      Grand Cayman KY1-1109
      Cayman Islands

      The principal business office of each of the Investment Manager and Mr. Benowitz is:

      20 West 55th Street, 5th Floor
      New York, New York 10019
      USA

(c)   For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.0001 per share, of the Issuer (the "Common Stock").

(e)   The CUSIP Number of the Common Stock is listed on the cover pages hereto.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO  240.13D-1(B)  OR 240.13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

(a)   [ ]   Broker or dealer  registered  under section 15 of the Act (15 U.S.C.
            78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance  company as defined  in  section  3(a)(19)  of the Act (15
            U.S.C. 78c).

(d)   [ ]   Investment  company  registered  under  section 8 of the  Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)   [ ]   An  employee  benefit  plan or  endowment  fund in  accordance  with
            240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent  holding  company  or  control  person in  accordance  with
            240.13d-1(b)(1)(ii)(G);

(h)   [ ]   A savings  associations  as defined in Section  3(b) of the  Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A church plan that is excluded from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

As of April 3, 2009, the Fund had the ability to acquire 1,999,000 shares of Common Stock within 60 days through the exercise of derivative securities, and thus beneficially owned 1,999,000 shares of Common Stock, representing 5.5% of all of the outstanding shares of Common Stock. The forgoing is based on 34,409,768 shares of Common Stock outstanding as of March 20, 2009, as reported in the Issuer's Annual Report on Form 10-K filed on April 3, 2009.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATION.

(a)   Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2009

                              ADAM BENOWITZ
                              VISION CAPITAL ADVISORS, LLC
                              VISION OPPORTUNITY MASTER FUND, LTD.

                              By: /s/ Adam Benowitz
                                  ----------------------------------------------
                                  Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Fund

                                  EXHIBIT INDEX

EXHIBIT NO.   DOCUMENT

    1         Joint Filing Agreement

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Sunesis Pharmaceuticals, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: November 10, 2009

                              ADAM BENOWITZ
                              VISION CAPITAL ADVISORS, LLC
                              VISION OPPORTUNITY MASTER FUND, LTD.

                              By: /s/ Adam Benowitz
                                  ----------------------------------------------
                                  Adam Benowitz, for himself, as Managing Member of the Investment Manager and as a Director of the Fund